Exhibit 99.1

James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

27th July 2017

The Manager

ASX Market Announcements

ASX

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY18 results on Tuesday 8th August 2017.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.00am (AEDT)

Dial in:	+61 2 9007 3187

Participant Passcode:	795766

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

Jason Miele

Vice President, Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), James Osborne,

Steven Simms (USA), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895